UNITE[D STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washingt[on]

08031851

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RECD S.E.C.
APR 7 2008
808

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 46459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saunders Retirement Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5516 Silver Birch Lane
(No. and Street)

Midlothian (City) Va (State) 23112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Mark Saunders 804-320-8800 ext 105
(Area Code – Telephone Number)

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Mark Saunders __________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saunders Retirement Advisors, Inc. ____________, as of December 31 __________, 2007________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

My Commission Expires
October 31, 2010

This report ** contains (check all applicable boxes):

X☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
X☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAUNDERS
RETIREMENT ADVISORS, INC.
Experience the Independence.
www.saundersretirement.com

April 3, 2008

Mr. Stephen A. Marchese
Examination Manager
FINRA
1835 Market Street, St. 1900
Philadelphia, PA 19103

RE: 17a-5(d) Material Inadequacies

Dear Mr. Marchese:

This letter is in response to the line: "Material Weakness: The calculation of net capital on the quarterly FOCUS reports contained several errors." in our latest audit report. I have been in frequent contact with my Principal Examiner, Dino Viggiani as this problem was discovered in the FOCUS reports of last year.

The problem was one of reporting certain accounting "reversals" on our balance sheets that were used as a basis of filing our FOCUS reports. The reversals were done because our accountants had previously recommending that I take my income from this subchapter S corporation as dividends and then convert them to salary at the end of the fiscal year.

Because of the small size of our staff, we have to depend on outside accountants for not only the audit but assisting us in preparing our balance sheets for net capital computations. These problems were corrected and the FOCUS refilings were done just before the annual audit was filed. The FOCUS reports in question have been refiled accurately and now match the audit results.

Sincerely,

H. Mark Saunders
President

Cc: Ms. Eleanor Salalbaro
FINRA
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106

Meadows, Urquhart, Acree, Cook & Walls, LLP
Certified Public Accountants
1800 Bayberry Court, St. 104
Richmond, Virginia 23226

END